Exhibit (d)(25)

FINANCIAL INVESTORS TRUST

REDMONT RESOLUTE FUND I

REDMONT RESOLUTE FUND II

AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

This Amendment dated as of December 5, 2012 (this “Amendment”) is to the Investment Advisory Agreement dated as of December 29, 2011 (the “Agreement”), by and between Financial Investors Trust (the “Trust”), a Delaware statutory trust, and Highland Associates, Inc. (the “Adviser”), regarding the fund(s) listed in Appendix A of the Agreement. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, the Trust and the Adviser wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Effective as of the date of this Amendment, Section 5 (Compensation of the Adviser) is replaced in its entirety with the new Section 5 (Compensation of the Adviser) set forth as follows:

5. Compensation of the Adviser. In consideration for the services to be performed under this Agreement, the Adviser shall receive from the Trust an annual management fee, accrued daily at the rate of 1/365th (or 1/366th in any year in which the month of February has 29 days) of the applicable advisory fee rate and payable monthly as soon as practicable after the last day of each month in the amount of 1.50% (150 basis points) of the Fund’s daily net asset during the month.

2. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

FINANCIAL INVESTORS TRUST, on behalf of the Funds		HIGHLAND ASSOCIATES, INC.

By:	/s/ Jeremy O. May	By:	/s/ William A. Terry
Name:	Jeremy O. May	Name:	William A. Terry
Title:	Treasurer	Title:	Principal